Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2007, relating to the consolidated financial statements of Northeast Utilities and management's report on the effectiveness of internal control over financial reporting as of December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Northeast Utilities’ ongoing divestiture activities, a reduction to income tax expense, and the adoption Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) and the related consolidated financial statement schedules appearing in and incorporated by reference in the Annual Report on Form 10-K of Northeast Utilities for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

May 8, 2007